Exhibit 99.1

IMRIS completes SYMBIS Surgical System human factors study

18 US neurosurgeons from 9 leading institutions validate robot usability for final 510(k) submission deliverable

MINNEAPOLIS, MN, Dec. 1, 2014 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced that the Company has successfully completed the human factors study for the SYMBIS® Surgical System – the comprehensive validation used to support the product's 510(k) submission to the U.S. Food and Drug Administration (FDA) on November 26.

"This is a significant step leading to our goals of merging intraoperative imaging with robotics," said IMRIS President and CEO Jay D. Miller. "By finding ways to enhance the vision and precision of surgery through technology, we are working towards improving the outcomes for patients with neurological disorders at lower costs for the healthcare system."

Human factors is the science of understanding how humans interact physically and psychologically with a device.  For example, in aviation, an engineer can develop an instrument; however, if the engineer fails to account for how a pilot uses this instrument in the cockpit, then user errors may result even if the instrument did its job. Over the past eight years, the FDA has been actively working with companies to apply the science of human factors to medical device development.

The human factors study provided a neurosurgeon's perspective on how well use-related risks were mitigated by the IMRIS design team, when the SYMBIS Surgical System is used by neurosurgeons. The study physicians were asked to perform a planned simulated procedure without any outside intervention. Throughout the study, the subject's interaction with the system was observed for any use-related errors.

"The human factors study was not only an opportunity for IMRIS to validate the performance of the SYMBIS System with real users," Miller added, "we also captured the voice of the customer on how surgeons perceive the current system, as well as the future clinical applications where robotics in neurosurgery can provide both clinical and economic value."

The SYMBIS human factors study involved a diverse group of 18 neurosurgeons of varying demographics and range of neurosurgical experience.  Subjects were recruited from nine leading neurosurgical centers in the US – including three centers that do not currently have a VISIUS® Surgical Theatre with intraoperative MRI (iMRI).

One of the study subjects, neurosurgeon Dr. William Broaddus of Richmond, VA, said, "During my career, I've been fortunate to take part in the early stages of a number of new technologies that have found valuable applications in neurosurgery. After working with the SYMBIS System as a human factors study subject, I see this technology as an exciting platform for major advances in neurosurgical practice."

About IMRIS
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 61 leading medical institutions around the world. Learn more by visiting www.imris.com.

SOURCE IMRIS Inc.

%CIK: 0001489161

For further information: Kevin Berger, Marketing Communications Manager, IMRIS Inc., Tel: 763-203-6332, Email: kberger@imris.com

CO: IMRIS Inc.

CNW 06:01e 01-DEC-14